UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                              Electro Energy, Inc.
                                (Name of Issuer)
                         Common Stock, $0.001 par value
                         (Title of Class of Securities)
                                    285106100
                                 (CUSIP Number)
                                February 13, 2006
            (Date of Event which Requires Filling of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                              [   ] Rule 13d-1(b)
                              [ X ] Rule 13d-1(c)
                              [   ] Rule 13d-1(d)


 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                               CUSIP No. 285106100

     1.   Names of Reporting Persons.
               Michael D. Eskra
          I.R.S. Identification Nos. of above persons (entities only).

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
               (a) [ ]   (b) [ ]

     3.   SEC USE ONLY

     4.   Citizenship or Place of Organization
               United States

         Number of           5.    Sole Voting Power
         Shares                       899,392 (1)
         Beneficially
         Owned by            6.    Shared Voting Power
         Each Reporting               178,289
         Person With:
                             7.    Sole Dispositive Power
                                      899,392 (1)

                             8.    Shared Dispositive Power
                                      178,289

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
               1,077,681

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

     11.  Percent of Class Represented by Amount in Row (9)
               6.50%     (2)

     12.  Type of Reporting Person
               IN

(1) Includes 178,289 shares of common stock of the Issuer owned by Eskra Technical Products, Inc., an affiliate of the Reporting Person.

(2) Percentage based upon 16,580,203 shares of common stock of the Issuer outstanding, as reported by the Issuer in its Schedule 14C filed December 5, 2005.

Item 1.

     (a)  Name of Issuer
               Electro Energy, Inc.

     (b)  Address of Issuer's Principal Executive Offices
               30 Shelter Rock Road
               Danbury, Connecticut 06810

                                       (2)

Item 2.

     (a)  Name of Person Filing
               Michael D. Eskra
     (b)  Address of Principal Business Office or, if none, Residence
               2595 Hwy I
               Saukville, WI 53080
     (c)  Citizenship
               United States
     (d)  Title of Class of Securities
               Common Stock
     (e)  CUSIP Number
               285106100


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
           (b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
           (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
           (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
           (e)[ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
           (f)[ ] An employee benefit plan or endowment fund in accordance with ss.240.13d- 1(b)(1)(ii)(F);
           (g)[ ] A parent holding company or control person in accordance with ss. 240.13d- 1(b)(1)(ii)(G);
           (h)[ ] A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
           (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
           (j)[ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     (a)  Amount beneficially owned:
               1,077,681
     (b)  Percent of class:
               6.50%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote
                    899,392
          (ii)  Shared power to vote or to direct the vote
                    178,289
          (iii) Sole power to dispose or to direct the disposition of
                    899,392
          (iv)  Shared power to dispose or to direct the disposition of
                    178,289

                                      (3)

Item 5.  Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
          Instruction: Dissolution of a group requires a response to this item.
               N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
               N/A

Item 8.  Identification and Classification of Members of the Group
               N/A

Item 9.  Notice of Dissolution of Group
               N/A

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: February 13, 2006


                                           By:     /s/  Michael D. Eskra
                                               ------------------------------
                                                        Michael D. Eskra

                                      (4)